

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2019

Anthony Hayes
Chief Executive Officer
SPHERIX INCORPORATED
One Rockefeller Plaza
New York, NY 10020

> **Re: SPHERIX INCORPORATED**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 19, 2019**
> **File No. 000-05576**

Dear Mr. Hayes:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services
